Exhibit (a)(1)(E)

Maxim Integrated Products, Inc.

120 San Gabriel Drive

Sunnyvale, CA 94086

(408) 737-7600

February 1, 2006

Offer to Exchange Certain Outstanding Stock Options for Restricted Stock Units

In connection with the Stock Option/Restricted Stock Unit Exchange Program (the “Program”), listed below is information regarding your outstanding stock options with exercise prices of $35 or higher, including the number of option shares that will be vested as of February 24, 2006. PLEASE NOTE: Only those option shares that are (1) vested as of February 24, 2006, and (2) have an exercise price per share of $35 or higher are eligible for exchange in the Program. Please refer to the enclosed Program document for all details on this exchange.

Option Number	Option Grant Date	Exercise Price Per Share	Option Shares Vested as of 2/24/06